Vasogen Inc. Contact: Glenn Neumann, Investor Relations 2505 Meadowvale Blvd Mississauga, ON, Canada L5N 5S2 tel: (905) 817-2004 fax: (905) 569-9231 www.vasogen.com / investor@vasogen.com

FOR IMMEDIATE RELEASE

Vasogen’s Phase III ACCLAIM Results to be Presented at the
World Congress of Cardiology 2006

- Top-line Results Expected to be Released in June 2006 -

Mississauga, Ontario (June 14, 2006) -- Vasogen Inc. (NASDAQ:VSGN; TSX:VAS), a leader in the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease, today announced that the pivotal phase III ACCLAIM trial of its Celacade™ technology in advanced chronic heart failure has been accepted for presentation at a late breaking clinical trial Hot Line Session of the World Congress of Cardiology 2006, being held from September 2-6 in Barcelona, Spain. The World Congress of Cardiology 2006 brings together the XVth World Congress of Cardiology of the World Heart Federation and the 2006 Congress of the European Society of Cardiology the largest medical meeting in Europe, with more than 25,000 attendees expected.

“The oral presentation at The World Congress of Cardiology represents an ideal forum to communicate the full data set from the 2,400-patient ACCLAIM trial to the cardiology community, and the selection to present at this prestigious forum is reflective of both the strong interest in this landmark trial and the need for new therapeutic options for heart failure,” stated Dr. Jay H. Kleiman, Chief Medical Officer and Head of Cardiovascular Development of Vasogen Inc. “I am also pleased to report, based on progress to date, that we remain on track to release the top-line results from the ACCLAIM trial later this month.”

About the ACCLAIM Trial
The ACCLAIM (Advanced Chronic Heart Failure CLinical Assessment of Immune Modulation Therapy) trial enrolled 2,400 patients at 176 cardiac centers throughout North America, Europe, and Israel. The study is a double-blind, placebo-controlled trial designed to further assess the impact of Vasogen’s Celacade technology on the risk of death and cardiovascular hospitalizations in advanced chronic heart failure patients and to support the regulatory approval process in North America and commercialization in North America and Europe.

The initiation of the ACCLAIM trial was based on the success of a double-blind, placebo-controlled phase II trial in advanced chronic heart failure patients conducted at the Cleveland Clinic, Baylor College of Medicine, the Texas Heart Institute, and the University of Montreal. The key finding from the trial was a significant reduction in the risk of death (p=0.022) and all-cause hospitalization (p=0.008) for patients receiving treatment using Vasogen’s Celacade technology compared to those receiving placebo treatments. Results also showed a significant reduction in the composite endpoint of all-cause mortality or any hospitalization in the Celacade group, compared to placebo (p=0.005).

-more-

…page 2, June 14, 2006

About Chronic Heart Failure
Chronic inflammation is now well recognized as an underlying mechanism contributing to the development and progression of heart failure. Chronic heart failure, most frequently resulting from coronary artery disease or hypertension, is a debilitating condition in which the heart’s ability to pump blood throughout the body is impaired. Patients with heart failure experience a continuing decline in their health, resulting in an increased frequency of hospitalization and in premature death. In North America and Europe, chronic heart failure affects over ten million people and is associated with more than 600,000 deaths each year. In the U.S. alone, the cost of medical care, primarily resulting from hospitalization, is estimated to exceed $25 billion annually.

Currently, there are no approved therapies that target the chronic inflammation underlying chronic heart failure.

About the European Society of Cardiology and The World Heart Federation
The European Society of Cardiology represents more than 45,000 cardiology professionals across Europe and the Mediterranean. Through a variety of scientific and educational activities, the society’s mission is to improve the quality of life of the European population by reducing the impact of cardiovascular disease. The annual congress of the European Society of Cardiology is established as one of the largest scientific meetings in the world, where the most recent developments in risk evaluation, prevention, treatments and basic science are presented.

The World Heart Federation’s major contribution to global health is to bring together its network of 190 member organisations, namely Societies of Cardiology and Foundations (representing the public and patients) with the aim of reaching and training public health and medical practitioners. Through advocacy, education, training and the sharing of the science, the World Heart Federation helps people achieve a longer and better life through prevention and control of heart disease and stroke, with a focus on low and middle-income countries.

About Vasogen:
Vasogen is focused on the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease. The Company is currently in the final stages of completing the international pivotal phase III ACCLAIM trial in 2,400 patients with advanced chronic heart failure. The ACCLAIM trial is a 176-center study designed to further investigate the use of Vasogen’s Celacade™ technology to reduce the risk of death and hospitalization in heart failure patients and support regulatory approval in North America and commercialization in North America and Europe. Vasogen is also developing a new class of drugs for the treatment of neuro-inflammatory disorders. VP025, which has completed phase I clinical development, is the lead product candidate from this new class of drugs.

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